HOLDING



Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



07021560

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse
@HypoRealEstate.com

**Rule 12g3-2(b) File No.
82-34748**

Date 01 March 2007

**Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748**

SUPPL

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Heike Theißing

Kay Amelungse

Enclosures

(1) 01 February 2007 — Press release: Hypo Real Estate Bank AG launches €1.5 Billion Senior Unsecured Benchmark Bond

Company Hypo Real Estate Holding AG
Internet www.HypoRealEstate.com
Legal form Aktiengesellschaft
Headquarters Munich
Commercial register Munich HRB 149393
Chairman of Supervisory Board Kurt F. Viermetz
Board of Management Georg Funke (CEO)
Stephan Bub, Dr. Paul Eisele,
Dr. Markus Fell, Frank Lamby

(2) 02 February 2007	Press release: Hypo Real Estate Bank AG is financing the purchase of a real estate portfolio for the PATRIZIA Group • Premium portfolio with approx. 7,000 units • Frank Lamby: "Unabated structural change in real estate financing – trend to portfolio sales will continue"
(3) 02 February 2007	Press release: Hypo Real Estate Bank International AG: Successful completion of €52.5 million refinancing of Luxembourg Plaza for Orco Property Group and the Endurance Fund
(4) 05 February 2007	Press release: Hypo Real Estate Capital Corporation closes $346 million refinancing and capital improvement loan for multifamily apartment properties in the Washington D.C. Metro area
(5) 15 February 2007	15.02.2007 - Disclosure pursuant to section 26 of the German Securities Trading Act (Wertpapierhandelsgesetz -WpHG) - EuroPacific Growth Fund
(6) 22 February 2007	Press release: Hypo Real Estate Group: Successful completion of £31 million financing to a company held in a Joint Venture between BMB Property Investments Ltd, Vesty Estates and Lehman Brothers for the development of a residential and retail scheme located in St. Mary, Market Harborough, Leicestershire, UK

Press release

Hypo Real Estate Bank AG launches €1.5 Billion Senior Unsecured Benchmark Bond

Munich, 1 February 2007: Hypo Real Estate Bank AG, Munich, has successfully launched a Senior Unsecured Benchmark Bond worth €1.5 billion. It features a variable coupon of 3-Months-Euribor +0,125% and a term of 3 years. The reoffer-spread was set at +20bp over 3-Months-Euribor. The reoffer price fixed at 99,786%.

The placement was performed by a banking syndicate comprising ABN AMRO Bank NV, Dresdner Kleinwort IB and UniCredit Group (HVB) as lead managers and a group of co-leads comprising Bayerische Landesbank, DZ-Bank AG, Landesbank Baden-Württemberg, Nord LB and Raiffeisenzentralbank Österreich AG. In Germany 49% were placed, followed by Italy (11%), France (10%) and UK/Ireland (9%). 148 Investors took part in this transaction with orders of €2.98 billion.

Dr. Robert Grassinger, Member of the Board of Hypo Real Estate Holding AG and responsible for Funding: "We saw huge demand from domestic and international investors for this bond, which was carefully prepared by a joint roadshow of all banks within Hypo Real Estate Group. We were able to close the orderbook after just three hours."

Maturity: 09.02.2010

Value date: 09.02.2007

WKN: 732 992

ISIN: XS0285097746

Series: 34008

Hypo Real Estate Group
Press department
Unsöldstr. 2
80538 Munich

Hypo Real Estate Bank AG

Hypo Real Estate Bank AG is a member of the Hypo Real Estate Group, one of the largest European providers of commercial real estate financing. The Group consists of the non-operational listed holding company, namely Hypo Real Estate Holding AG based in Munich, and operational entities. Hypo Real Estate Bank AG, Munich, is the centre of competence for the German market. The group's international real estate financing activities are combined in Hypo Real Estate Bank International AG (Stuttgart). The Public Finance and Capital Markets business is operated by Hypo Public Finance Bank (Dublin).

Press contact:
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Press release

Hypo Real Estate Bank AG is financing the purchase of a real estate portfolio for the PATRIZIA Group

- **Premium portfolio with approx. 7,000 units**
- **Frank Lamby: "Unabated structural change in real estate financing – trend to portfolio sales will continue"**

Munich, 2 February 2007: Hypo Real Estate Bank AG is financing the purchase of a real estate portfolio for companies in the PATRIZIA Group (Augsburg). The loan agreements were signed last week respectively in the final week of December in 2006. The parties agreed not to reveal the volume of financing. The intention is that approximately half of the financing volume is to be placed on the capital market as part of a true sale securitisation.

Premium portfolio with around 7,000 residential and commercial units

As announced by PATRIZIA on 30 November 2006, the company succeeded in purchasing a real estate portfolio of approx. 7,000 residential and commercial units as part of a multi-stage bidder process. The portfolio was sold by MEAG MUNICH ERGO Asset Management GmbH, which represents various companies of the Munich Re Group. The individual properties comprise approximately 500,000 m^2 of residential and usable floor space and are situated exclusively in preferred locations in Western German conurbations.

Frank Lamby, Member of the Management Board of Hypo Real Estate Holding AG and responsible for Commercial Real Estate Origination:

"This transaction demonstrates that the process of structural change on the German real estate market and financing is continuing unabated. The trend towards sales of entire portfolios will continue to strengthen. Private companies and the public sector intend to focus on their core activities to an even greater extent and release capital which is tied up".

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 München

Reinhold Güntner, Member of the Management Board of Hypo Real Estate Bank AG: "The complex financing structure of this transaction has been realised very quickly as part of excellent cooperation together with the customer".

Hypo Real Estate Bank AG
Hypo Real Estate Bank AG, Munich, is the centre of competence of the Hypo Real Estate Group (HREG) for the German market. HREG is one of the largest European providers of commercial real estate financing and consists of the non-operational listed holding company, namely Hypo Real Estate Holding AG based in Munich, and operational entities.
The group's international real estate financing activities are combined in Hypo Real Estate Bank International AG (Stuttgart). The Public Finance and Capital Markets business is operated by Hypo Public Finance Bank (Dublin).

PATRIZIA Immobilien AG
PATRIZIA Immobilien AG is an integrated and listed company which has been operating for two decades as an independent investor and service provider in the real estate industry. With its complete range of services "related to real estate", PATRIZIA is a recognised business partner of major institutional investors and the public sector. PATRIZIA Immobilien AG is the management holding company and umbrella organisation of the group.

Press contact:
Hypo Real Estate Group
Oliver Gruß
Telephone: +49 (0)89 203007 781
Telefax: +49 (0)89 203007 772
Email:oliver.gruss@hyporealestate.com

Press release

Hypo Real Estate Bank International AG: Successful completion of €52.5 million refinancing of Luxembourg Plaza for Orco Property Group and the Endurance Fund

Munich/London/Prague, 2 February 2007: Hypo Real Estate Bank International AG announces that it has provided €52.5 million of senior debt to Orco Property a.s., Prague, the owner of Luxembourg Plaza. Orco Property a.s. is jointly owned by Orco Property Group and the Endurance Fund. The transaction completed on January 31st, 2007.

Luxembourg Plaza ranks among one of the most modern office buildings in Prague. The complex provides 22,000 sqms of modern and efficient Class-A office space, retail/showroom premises and is connected to a 161 room Marriott hotel. The building is fully leased to international tenants.

Orco Property Group is a leading investor, developer and asset manager in the Central European real estate and hospitality market, managing assets in excess of €1.3bn. Quoted on Euronext and the Prague stock exchange, Orco has been active in Central Europe since 1991. Additionally, Orco is sponsor and manager of the Endurance Real Estate Fund, a closed end real estate fund for institutional investors focusing on Central Europe.

Commenting, Harin Thaker, Member of the Management Board of Hypo Real Estate Bank International AG, said: "We are delighted to have closed this transaction with Orco, a long standing investor in Central Europe. We are looking forward to working with both Orco and the Endurance Fund on future transactions in Central and Eastern Europe."

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Press contact:
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Notes to editors:

Hypo Real Estate Group

The **Hypo Real Estate Group** (HREG) is one of the largest European providers of commercial real estate financing. The group consists of the non-operational listed holding company, namely **Hypo Real Estate Holding AG** based in Munich, and three operational entities. The **Hypo Real Estate Bank International AG** (Stuttgart) combines the international real estate financing activities. The centre of competence for the German market is **Hypo Real Estate Bank AG** based in Munich. **Hypo Public Finance Bank** (Dublin) combines public finance and Capital Markets activities.


Hypo Real Estate
GROUP

Press release

Hypo Real Estate Capital Corporation closes $346 million refinancing and capital improvement loan for multifamily apartment properties in the Washington D.C. Metro area

New York, Munich, 5 February 2007: Hypo Real Estate Capital Corporation ("HRECC"), the New York-based subsidiary of Hypo Real Estate Bank International and one of the leading financial institutions in the United States commercial real estate industry – closed a $346 million five-year, fixed- and floating-rate loan for the refinancing and capital improvement of seven multifamily properties, representing 2,509 apartment units, located in Prince George's County, Maryland and Alexandria, Virginia. The transaction closed on January 25, 2007.

The sponsor is a joint venture of Rockwood Capital and ROSS Development & Investment, a first time borrower with Hypo Real Estate Capital Corporation. Rockwood Capital and ROSS Development & Investment have a strong and successful history of collaboration on metro-Washington DC area multifamily communities.

In accordance with the borrower's needs, the main portion of the debt -- $300 million – was structured on a fixed-rate basis. In addition, Rockwood Capital and Ross Development & Investment required a separate tranche -- $46 million -- be structured as a floating rate facility to fund an extensive capital improvement program aimed at renovating the apartments, upgrading their common areas and making structural improvements.

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

"While the demographics of these seven desirable multifamily properties -- situated just outside of metropolitan Washington DC, an area known for its strong economy and job growth -- made this a very attractive project, Rockwood Capital and ROSS Development & Investment has a well-established track record of successful value creation in its shared assets," commented **Evan Denner, Deputy CEO of Hypo Real Estate Capital Corporation.** "We are delighted that the joint venture called on Hypo Real Estate Capital Corporation to provide a customized financing solution for these properties. We pride ourselves on the creativity of our financing solutions and are happy we were able to satisfy this valued new client with our recognized service and capabilities."

Notes to editors:

About Rockwood Capital
Rockwood Capital is a private real estate investment company that currently is managing more than $2.8 billion of equity commitments. Rockwood Capital invests equity capital on behalf of pension funds, endowments, foundations and high net worth individuals in key U.S. markets in office, retail, residential, hotel and mixed-use projects. Since 1980, Rockwood and its predecessor company have invested in more than $6.6 billion of real estate through seven commingled funds and various special purpose partnerships on behalf of its investors. The company has offices in Greenwich, Connecticut, San Francisco, California and Los Angeles, California.

About ROSS Development & Investment
Ross Development & Investment is a Maryland corporation, headquartered in Bethesda, Maryland that was founded in 1983 with the primary goal to acquire, develop, convert, renovate and manage multi-family and mixed-use properties.

Working in tandem with its affiliated companies, Realty Management Services, Inc. and RR Rehab & Construction, Inc., the firm acquires multi-family and mixed-use development opportunities with proven real estate fundamentals that provide favorable returns to our equity investors, while maintaining superior product and service to our condominium purchasers and residents.

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

About Hypo Real Estate Capital Corporation
Hypo Real Estate Capital Corporation, a subsidiary of Hypo Real Estate Bank International, is one of the leading lenders in the United States commercial real estate marketplace. Hypo Real Estate Capital provides innovative financial solutions for a prestigious client base throughout the U.S. Over the last five years, the firm has closed more than $22 billion of loans. Headquartered in New York, Hypo Real Estate Capital is active in all markets across the U.S.

Hypo Real Estate Group
The Hypo Real Estate Group (HREG) is one of the largest European providers of commercial real estate financing. The group consists of the non-operational listed holding company, namely Hypo Real Estate Holding AG based in Munich, and three operational entities. The Hypo Real Estate Bank International AG (Stuttgart) combines the international real estate financing activities. The centre of competence for the German market is Hypo Real Estate Bank AG based in Munich. Hypo Public Finance Bank (Dublin) combines public finance and Capital Markets activities.

Press contact:
Oliver Gruß
Phone: +49 (0) 89 203007 781
Fax: +49 (0) 89 203007 772
E-mail: oliver.gruss@hyporealestate.com

###

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich



Shareholding Disclosures

15.02.2007 - Disclosure pursuant to section 26 of the German Securities Trading Act (Wertpapierhandelsgesetz -WpHG) - EuroPacific Growth Fund

Security code number (WKN): 802770
ISIN: DE 000 802 770 7

Pursuant to section 21 par.1 WpHG, EuroPacific Growth Fund, 333 South Hope Street, Los Angeles, CA 90071, USA, notified Hypo Real Estate Holding AG, Unsöldstrasse 2, 80538 München, on 14 February 2007 of the following:

EuroPacific Growth Fund hereby notify you pursuant to section 21 (1) WpHG that EuroPacific Growth Fund' s stake in the voting rights in Hypo Real Estate Holding AG, Unsöldstrasse 2, 80538 München, crossed the threshold of 5 % as of 25 January 2007. EuroPacific Growth Fund now holds 5.15 % in relation to all voting rights in Hypo Real Estate Holding AG and 5.15% in relation to all ordinary shares (Stammaktien) with voting rights in Hypo Real Estate Holding AG arising from 6,901,268 ordinary shares.

Munich, 15 February 2007
Hypo Real Estate Holding AG
Management Board

Hypo Real Estate
HOLDING

Press release

Hypo Real Estate Group: Successful completion of £31 million financing to a company held in a Joint Venture between BMB Property Investments Ltd, Vesty Estates and Lehman Brothers for the development of a residential and retail scheme located in St. Mary, Market Harborough, Leicestershire, UK

Munich/London, 22 February 2007: Hypo Real Estate Bank International AG, a member of Hypo Real Estate Group, announces that it has provided a £31 million facility to a Joint Venture Vehicle held by BMB Property Investments Ltd, Vesty Estates and Lehman Brothers. The transaction closed on 13th February 2007.

The funding will be applied to develop a mixed used residential and retail scheme, with underground parking, in a riverside location in St. Mary, Market Harborough, Leicestershire. The scheme comprises 268 residential units and 265 parking spaces plus 28,000sq ft of retail space allocated in six blocks. The scheme, which is the largest in Market Harborough, is in an excellent location close to the town centre.

Commenting, Harin Thaker, CEO Europe – Hypo Real Estate Bank International, said: "We are delighted to provide financing for this excellent residential & retail development scheme which highlights our commitment to providing capital for property developments within the UK."

Press contact:
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

The Client

BMB Property Investments Ltd is a niche developer founded in 1992 by Julian Mercer. Since its foundation BMB Property Investments Ltd has purchased, refurbished and sold properties in the prime Central London market, with transaction sale values varying from £1.5m to £39.0m.

Vesty Estates is a specialist residential developer with focus on prime London locations. Vesty Estates has undertaken four major schemes with gross development values varying between £95 and £165m.

Lehman Brothers is backing the development through its Global Real Estate Group which provides real estate lending, principal investment and investment banking solutions to clients throughout the Americas, Europe and Asia.

END